Exhibit 99.1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the nine-month periods ended September 30, 2017 and 2016	F-2

Condensed Consolidated Statement of Financial Position as of September 30, 2017 (Unaudited) and December 31, 2016	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the nine-month periods ended September 30, 2017 and 2016	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2017 and 2016	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-16

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the nine-months ended September 30, 2017 and 2016

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		Nine months ended September 30,
	Notes	2017	2016
REVENUES:
Voyage revenues		10,281	6,309
Management & consulting fee income		31	91
Total Revenues		10,312	6,400

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(1,391)	(935)
Vessel operating expenses		(6,712)	(6,348)
Depreciation	5	(3,659)	(3,779)
Depreciation of dry docking costs	5	(582)	(784)
Administrative expenses		(1,144)	(1,674)
Administrative expenses payable to related parties		(325)	(243)
Share-based payments	9	(28)	(45)
Gain from sale of subsidiary		-	2,257
Other (expenses)/income, net		90	(27)
Operating loss		(3,439)	(5,178)

Interest income		-	5
Interest expense and finance costs		(1,585)	(2,167)
Foreign exchange gains/(losses), net		(174)	(35)

TOTAL LOSS FOR THE PERIOD		(5,198)	(7,375)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(5,198)	(7,375)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(0.22)	(2.84)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of September 30, 2017 and December 31, 2016

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		September 30,	December 31,
	Notes	2017	2016
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	88,472	91,792
Office furniture and equipment		36	45
Other non-current assets		10	10
		88,518	91,847
CURRENT ASSETS
Trade receivables, net		299	243
Inventories		360	516
Prepayments and other assets		804	1,017
Restricted cash	3	210	210
Cash and cash equivalents	3	220	163
		1,893	2,149
TOTAL ASSETS		90,411	93,996

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	113	10
Share premium	6	135,740	110,004
Accumulated deficit		(94,452)	(89,254)
Total equity		41,401	20,760
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,8	38,081	42,022
Provision for staff retirement indemnities		81	78
		38,162	42,100
CURRENT LIABILITIES
Current portion of long-term borrowings	8	3,716	23,550
Trade accounts payable		5,561	4,757
Accrued liabilities and other payables		1,170	2,609
Deferred revenue		401	220
		10,848	31,136
TOTAL LIABILITIES		49,010	73,236
TOTAL EQUITY AND LIABILITIES		90,411	93,996

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-months ended September 30, 2017 and 2016

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2017	10	110,004	(89,254)	20,760
Loss for the period	-	-	(5,198)	(5,198)
Issuance of common stock (Note 6)	100	24,900	-	25,000
Issuance of common stock due to exercise of warrants(Note 6)	3	808	-	811
Share-based payments (Note 9)	-	28	-	28
As at September 30, 2017	113	135,740	(94,452)	41,401

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2016	10	109,954	(79,429)	30,535
Loss for the period	-	-	(7,375)	(7,375)
Share-based payments (Note 9)	-	45	-	45
As at September 30, 2016	10	109,999	(86,804)	23,205

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine-months ended September 30, 2017 and 2016

(Expressed in thousands of U.S. Dollars)

		Nine months ended September 30,
	Notes	2017	2016
Operating activities
Loss for the period		(5,198)	(7,375)
Adjustments for:
Depreciation	5	3,659	3,779
Depreciation of deferred dry docking costs	5	582	784
Payment of deferred dry docking costs	5	(685)	4
Gain from sale of subsidiary		-	(2,257)
Provision for staff retirement indemnities		3	5
Interest expense and finance costs		1,585	2,167
Interest income		-	(5)
Foreign exchange gains, net		(360)	(93)
Share based payment	9	28	45
(Increase)/decrease in:
Trade receivables, net		(56)	(324)
Inventories		156	(20)
Prepayments and other assets		213	(186)
Increase/(decrease) in:
Trade accounts payable		804	(290)
Accrued liabilities and other payables		(277)	272
Deferred revenue		181	(59)
Net cash generated from/(used in) operating activities		635	(3,553)
Cash flows from investing activities:
Net Proceeds from sale of vessel/subsidiary		-	375
Purchase of vessel equipment		(219)	-
Purchases of office furniture and equipment		(8)	(14)
Interest received		-	7
Net cash (used in)/ generated from investing activities		(227)	368
Cash flows from financing activities:
Proceeds from loans	8,4	280	5,303
Repayment of long-term debt		(24,119)	(3,100)
Proceeds from issuance of share capital		25,811	-
Pledged bank deposits	3	-	2,250
Dividends paid		-	(14)
Interest paid		(2,323)	(1,216)
Net cash (used in)/ generated from financing activities		(351)	3,223
Net increase in cash and cash equivalents		57	38
Cash and cash equivalents at the beginning of the year	3	163	255
Cash and cash equivalents at the end of the period	3	220	293

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010 Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010 Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of September 30, 2017:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	July 26, 2006	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive loss, financial position and cash flow for the periods presented. Operating results for the nine-month period ended September 30, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

The interim condensed consolidated financial statements for the nine months ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”). The consolidated statement of financial position has been derived from the audited consolidated financial statements as of December 31, 2016, but, pursuant to the requirements for the interim financial information, does not include all of the information and footnotes required by I.F.R.S. for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2016 Annual Report.

The unaudited interim condensed consolidated financial statements as of September 30, 2017 and for the nine months then ended, were approved for issuance by the Board of Directors on January 10, 2018.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

Going Concern basis of accounting:

As of September 30, 2017, the Company reported a working capital deficit of $8,955 and its cash flow projections indicated that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that may become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

As of September 30, 2017, the Company was in compliance with the loan covenants of the agreements with the banks, as amended and in effect. However, the Company may not be able to meet certain of the relaxed terms included in the supplemental agreements with the banks (Note 8) which the Company entered in 2017 including maintaining a minimum liquidity and minimum net worth and cannot guarantee that will be able to obtain new waivers or extensions to these waivers, if needed, when these waivers expire on April 1, 2018 (in the case of the DVB Loan Agreement) and March 3, 2018 (in the case of the HSH Loan Agreement). If the Company is unable to obtain further waivers or extend the existing waivers or meet the terms of these loan agreements without them, it may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, the Company’s lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of the Company’s assets.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments, including future equity security offerings, negotiations with its lenders to obtain waivers or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. If for any reason the Company is unable to continue as a going concern, this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these unaudited interim condensed consolidated financial statements.

2.	Significant Accounting Policies and recent accounting pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

•	IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses (Amendments)

The objective of the Amendments is to clarify the requirements of deferred tax assets for unrealized losses in order to address diversity in practice in the application of IAS 12 Income Taxes. The specific issues where diversity in practice existed relate to the existence of a deductible temporary difference upon a decrease in fair value, to recovering an asset for more than its carrying amount, to probable future taxable profit and to combined versus separate assessment. The application of these amendments have no impact on the financial position or the performance of the Company.

•	IAS 7: Disclosure Initiative (Amendments)

The objective of the Amendments is to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Amendments specify that one way to fulfil the disclosure requirement is by providing a tabular reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates, changes in fair values and other changes. The application of these amendments have no impact on the financial position or the performance of the Company.

•	The IASB has issued the Annual Improvements to IFRSs 2014 – 2016 Cycle, which is a collection of amendments to IFRSs.

This improvement did not have an effect on the Company’s financial statements.

➢	IFRS 12 Disclosure of Interests in Other Entities: The amendments clarify that the disclosure requirements in IFRS 12, other than those of summarized financial information for subsidiaries, joint ventures and associates, apply to an entity’s interest in a subsidiary, a joint venture or an associate that is classified as held for sale, as held for distribution, or as discontinued operations in accordance with IFRS 5.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

Standards issued but not yet effective and not early adopted:

The standards and interpretations issued, but not yet effective, up to the date of issuance of the Company’s interim condensed consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	IFRS 9 Financial Instruments: Classification and Measurement: The standard is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The final version of IFRS 9 Financial Instruments reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 15 Revenue from Contracts with Customers: The standard is effective for annual periods beginning on or after 1 January 2018. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

•	IFRS 15: Revenue from Contracts with Customers (Clarifications). The Clarifications apply for annual periods beginning on or after 1 January 2018 with earlier application permitted. The objective of the Clarifications is to clarify the IASB’s intentions when developing the requirements in IFRS 15 Revenue from Contracts with Customers, particularly the accounting of identifying performance obligations amending the wording of the “separately identifiable” principle, of principal versus agent considerations including the assessment of whether an entity is a principal or an agent as well as applications of control principle and of licensing providing additional guidance for accounting of intellectual property and royalties. The Clarifications also provide additional practical expedients for entities that either apply IFRS 15 fully retrospectively or that elect to apply the modified retrospective approach. The Company is currently assessing the impact of these Clarifications and plans to adopt the new standard on the required effective date.

•	IFRS 16: Leases

The standard is effective for annual periods beginning on or after 1 January 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. Management is in the process of assessing the impact of the standard on the Company’s financial position or performance.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment has no impact on the financial position or the performance of the Company since the Company is not an investment entity.

•	IFRS 2: Classification and Measurement of Share based Payment Transactions (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. The Amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, for share-based payment transactions with a net settlement feature for withholding tax obligations and for modifications to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Management is in the process of assessing the impact of IFRS 2 Amendments on the Company’s financial position or performance.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2018. The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the Board is developing to replace IFRS 4. The amendments introduce two options for entities issuing insurance contracts: a temporary exemption from applying IFRS 9 and an overlay approach, which would permit entities that issue contracts within the scope of IFRS 4 to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets. The Company does not expect that these amendments will have an impact on its financial position or performance.

•	IAS 40: Transfers to Investment Property (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. The Amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The Amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The Company does not expect that these amendments will have an impact on its financial position or performance.

•	IFRS 9 Amendment: Prepayment features with negative compensation

The Amendment is effective for annual reporting periods beginning on or after 1 January 2019 with earlier application permitted. The Amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract (so that, from the perspective of the holder of the asset there may be ‘negative compensation’), to be measured at amortized cost or at fair value through other comprehensive income. Management is in the process of assessing the impact of these Amendments on the Company’s financial position or performance.

•	IAS 28 Amendments: Long-term Interests in Associates and Joint Ventures

The Amendments are effective for annual reporting periods beginning on or after 1 January 2019 with earlier application permitted. The Amendments relate to whether the measurement, in particular impairment requirements, of long term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. The Amendments clarify that an entity applies IFRS 9 Financial Instruments, before it applies IAS 28, to such long-term interests for which the equity method is not applied. In applying IFRS 9, the entity does not take account of any adjustments to the carrying amount of long- term interests that arise from applying IAS 28. Management does not expect that these amendments will have an impact on its financial position or performance.

•	IFRIC INTERPETATION 22: Foreign Currency Transactions and Advance Consideration

The Interpretation is effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. The Interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or a non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The Interpretation states that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The Company does not expect that this interpretation will have an impact on its financial position or performance.

•	The IASB has issued the Annual Improvements to IFRSs 2014 – 2016 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2018 for IFRS 1 First-time Adoption of International Financial Reporting Standards and for IAS 28 Investments in Associates and Joint Ventures. Earlier application is permitted for IAS 28 Investments in Associates and Joint Ventures. The Company does not expect that these amendments will have an impact on its financial position or performance.

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: This improvement deletes the short-term exemptions regarding disclosures about financial instruments, employee benefits and investment entities, applicable for first time adopters.

•	IAS 28 Investments in Associates and Joint Ventures: The amendments clarify that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	IFRIC INTERPETATION 23: Uncertainty over Income Tax Treatments

The Interpretation is effective for annual periods beginning on or after 1 January 2019 with earlier application permitted. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances The Company does not expect that this interpretation will have an impact on its financial position or performance.

3	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	September 30, 2017	December 31, 2016
Cash on hand	1	1
Cash at banks	219	162
Total	220	163

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

As at September 30, 2017, the Company had pledged an amount of $210 ($210 as at December 31, 2016) in order to fulfil collateral requirements. The restricted cash as at September 30, 2017 and December 31, 2016 was $210.

4	Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2017 and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report except for the transactions described below.

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 20,202,144 common shares as of September 30, 2017 through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power and Firment Trading Limited, a Marshall Islands corporation controlled by Mr Feidakis. As at September 30, 2017, Mr Feidakis beneficially owned 71.8% of Globus’ shares.

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement pursuant to which it sold for $5 million an aggregate of 5 million of its common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 25 million of its common shares at a price of $1.60 per share to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility terminated at April 12, 2017.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility remains available to the Company until January 12, 2018. As of September 30, 2017 the amount drawn and outstanding with respect to the facility was $280.

As of September 30, 2017, the Company had 31,873,017 of the February 2017 Warrants outstanding to purchase an aggregate of 31,873,017 common shares.

On January 31, 2017, Globus Maritime Limited terminated the consultancy agreement with Eolos Shipmanagement S.A., an affiliate of the Company’s chairman, for the purpose of providing consultancy services to Eolos Shipmanagement S.A.

5	Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Net Book Value
Balance at January 1, 2017	179,156	(87,871)	3,854	(3,347)	91,792
Additions/ (Dry Docking Component)	219	-	685	-	904
Depreciation & Amortization	-	(3,642)	-	(582)	(4,224)
Balance at September 30, 2017	179,375	(91,513)	4,539	(3,929)	88,472

No events and circumstances were identified that would require an impairment loss to be recognized since the Company’s last impairment assessment as of December 31, 2016.

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	September 30,	December 31,
	2017	2016
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2017	2,627,674	10
Issued during the period for share based compensation (Note 9)	10,411	-
Issuance of common stocks (Note 4)	25,000,000	100
Issuance of common stocks due to exercise of warrants	507,000	3
As at September 30, 2017	28,145,085	113

As of September 30, 2017 and 2016 the Company had no Class B or series A preferred shares outstanding.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally,

F-11

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Share Capital and Share Premium (continued)

share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in Note 9. At September 30, 2017 and December 31, 2016 Globus share premium amounted to $135,740 and $110,004, respectively.

As of September 30, 2017, in connection with the February 2017 private placement, the Company had 31,873,017 of the February 2017 Warrants outstanding to purchase an aggregate of 31,873,017 common shares.

Further to the February 2017 private placement two investors, other than Firment Shipping Inc. and Silaner Investments Limited, partially exercised their warrants, purchasing 507,000 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $811. The Company has not recorded any expense in connection with these warrants which were classified in equity.

Each of the February 2017 Warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

7	Loss per Share

On October 20, 2016, the Company effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts have been adjusted to give effect to this reverse split.

Basic earnings/(loss) per share (“EPS”/‘‘LPS’’) is calculated by dividing the net profit/(loss) for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	September 30,
	2017	2016
Loss attributable to common equity holders	(5,198)	(7,375)
Weighted average number of shares for basic & diluted LPS	24,148,137	2,595,841

8	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD. & Dulac Maritime S.A.	24,937	(115)	24,822
(b)	Artful Shipholding S.A. & Longevity Maritime Limited	16,722	(27)	16,695
(c)	Globus Maritime Limited-Firment Trading Limited (Note 4)	-	-	-
(d)	Globus Maritime Limited-Silaner Credit Facility (Note 4)	280	-	280

	Total at September 30, 2017	41,939	(142)	41,797
	Less: Current Portion	(3,793)	77	(3,716)
	Long-Term Portion	38,146	(65)	38,081

	Total at December 31, 2016	65,778	(206)	65,572
	Less: Current Portion	(23,634)	84	(23,550)
	Long-Term Portion	42,144	(122)	42,022

F-12

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

Details of the Company’s credit facilities and debt securities are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2016, included in the 2016 Annual Report.

(a)	On July 10, 2017, the Company entered its Second Supplemental Agreement with HSH NORDBANK AG, relating to a loan in the principal amount of (originally) up to US$30,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A.

The main points agreed in this Supplemental Agreement were:

•	Additional deferrals to the last scheduled repayment date of the principal amount of the loan during the period from June 3, 2016 through March 3, 2018, of $956 in relation to Devocean, $920 in relation to Domina, and $898 in relation to Dulac.
•	Deferral fee of 2.5 per cent per annum on the additional deferred amounts calculated from March 4, 2017 until March 3, 2018.
•	Prepayment of $1,000 on or before September 27th 2017, which has already been settled.
•	Undertaking that the Company to raise at least $1,800 from its shareholders by December 31, 2017.
•	Restriction of the borrowers to make distributions or other payments to the Company so long as such additional deferred amounts remain outstanding.
•	Waiver from June 3, 2016 through March 3, 2018 of the requirement that the Company maintains a net worth of at least $30,000 and holds cash on a consolidated basis with its subsidiaries of at least 5% of their consolidated indebtedness.

(b)	On June 23, 2017 the Company entered its Fifth Supplemental Agreement with DVB BANK SE, relating to a loan in the principal amount of up to (originally) US$40,000 to Artful Shipholding S.A. and Longevity Maritime Limited.

The main points agreed in this Supplemental Agreement were:

•	Additional deferrals to the last scheduled repayment date of the principal amount of the loan of $880 in relation to Artful and $833 in relation to Longevity.
•	Payment of $880 in relation to Artful and $833 in relation to Longevity on or before September 28, 2017, which has already been settled.
•	Value maintenance clause regarding the ships owned by the borrowers in respect of the outstanding principal amount of their loans to decrease to 50% until December 31, 2017; increasing to 105% from January 1, 2018, and to 130% after June 30, 2018.
•	Replacing the requirement that George Karageorgiou be the Chief Executive Officer of the Company at all times and George Feidakis be a member of the board of directors of the Company at all times with the requirement that Athanasios Feidakis be the Chief Executive Officer of the Company at all times after December 28, 2015 and George Feidakis be a member of the board of directors of the Company at all times.
•	Waiver from April 1, 2017 through April 1, 2018 of the requirement that the Company on a consolidated basis with its subsidiaries, (i) hold cash of at least $10,000 or 1,000 per each of its vessels, (ii) maintains a net worth of at least $50,000, and (iii) maintains a ratio of at least 35% of its assets less liabilities to its assets.
•	Reducing from January 1, 2018 through June 30, 2018 the requirement of the Company to maintain a minimum value of the mortgaged ships and other pledged collateral to 105 per cent of the outstanding principal amount of the loan.
•	Back-end fee of 0.75 per cent per annum of the outstanding principal amount of the loan calculated from April 1, 2017 through April 1, 2018.

(c)	In connection with the February 2017 private placement, as further discussed in Note 4, one loan amendment agreement was entered into by the Company with Firment Trading Limited, an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment Trading Limited released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment Trading Limited, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility terminated at April 12, 2017.

(d)	In connection with the February 2017 private placement, as further discussed in Note 4, another loan amendment agreement was entered into by the Company with Silaner Investments Limited, an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner Investments Limited, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share.

F-13

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility remains available to the Company until January 12, 2018. As of September 30, 2017 the amount drawn and outstanding with respect to the facility was $280.

The contractual annual loan principal payments per bank loan to be made subsequent to September 30, 2017, were as follows:

		(b)		(c)
		DVB Bank		Silaner
December 31,	(a) HSH Bank	Tranche (A)	Tranche (B)	Investments Limited	Total
2017	-	-	-	-	-
2018	2,774	8,380	1,249	280	12,683
2019	22,163	-	7,093	-	29,256
2020	-	-	-	-	-
2021 and thereafter	-	-	-	-	-
Total	24,937	8,380	8,342	280	41,939

9	Share Based Payment

Share based payment comprise the following:

Period from January 1 to September 30, 2017	Number of common shares	Number of preferred shares	Issued share Capital	Share premium

Non-executive directors payment	10,411	-	-	28
Total at September 30, 2017	10,411	-	-	28

Period from January 1 to September 30, 2016	Number of common shares	Number of preferred shares	Issued share Capital	Share premium

Non-executive directors payment	47,897	-	-	45
Total at September 30, 2016	47,897	-	-	45

Series A Preferred shares:

As of September 30, 2017 and September 30, 2016, there were no series A preferred shares outstanding.

10	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

11	Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between eight days to five months as of September 30, 2017 and between eleven days to four months as of December 31, 2016, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of September 30, 2017 and December 31, 2016, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

F-14

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Commitments (continued)

	September 30, 2017	December 31, 2016
Within one year	2,918	1,086
Total	2,918	1,086

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At September 30, 2017, the Company was a party to an operating lease agreement as lessee (Note 4). The operating lease relates to the office premises of the Manager at a monthly rate of €10.36 and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of September 30, 2017 assuming a Euro: US dollar exchange rate for 2017: 1:1.18, were as follows:

September 30, 2017
Within one year	147
After one year but not more than five years	587
More than five years	330
Total	1,064

12	Fair values

The carrying values of financial instruments such as cash and cash equivalents, restricted cash, trade receivables and trade payables approximate their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities as of September 30, 2017 and December 31, 2016 was $41,616 and $62,831 respectively while their carrying value measured at amortised cost as of September 30, 2017 and December 31, 2016 was $41,797 and $65,572 respectively.

Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s liabilities

As at September 30, 2017 and December 31, 2016, the Company held the following liabilities measured at or disclose their fair value:

	September 30, 2017	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	41,616	-	41,616	-

	December 31, 2016	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	62,831	-	62,831	-

There have been no transfers between Level 1 and Level 2 during the period.

13	Events after the reporting date

Share and warrant purchase agreements

In connection to the February 2017 Share and warrant purchase agreement, warrants previously issued were partially exercised during November 2017 and December 2017, resulting in the issuance of 974,808 common shares.

F-15

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS SEPTEMBER 30, 2017

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

13	Events after the reporting date (continued)

On October 19, 2017, the Company entered into a Share and Warrant Purchase Agreement (the “October 2017 SPA”) pursuant to which it sold for $2.5 million an aggregate of 2.5 million of its common shares, par value $0.004 per share and a warrant (the “October 2017 Warrant”) to purchase 12.5 million of its common shares at a price of $1.60 per share to an investor in a private placement (the “October 2017 Private Placement”). These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, Company also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant.

Under the terms of the October 2017 Warrant, the Selling Shareholder may not exercise its warrant to the extent such exercise would cause the Selling Shareholder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which have not been exercised. This provision does not limit the Selling Shareholder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. This is referred as the “Blocker Provision”.

The October 2017 Warrant contains a provision whereby its holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering their resale is not effective. If for any reason the Company is unable to keep such a registration statement active and its share price is higher than the $1.60 exercise price, the Company could be required to issue shares without receiving cash consideration. The October 2017 Warrant is exercisable for 24 months after its issuance.

F-16